[redacted]

13013810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RBS Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Boulevard
(No. and street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Mathis **203-897-2585**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

333 Ludlow Street	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carol Mathis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Inc. for the year ended December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/13

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me

on this 27 day of February, 2013

Notary Public

Joyce V. Fubini
NOTARY PUBLIC
State of Connecticut
My Commission Expires 2/28/2014

Deloitte.

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 705 5455
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RBS Securities Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

	$m
ASSETS	
Cash and cash equivalents	241
Cash and securities segregated under federal and other regulations	1,925
Receivables from brokers, dealers and other institutions	1,619
Receivables from customers	480
Securities purchased under agreements to resell and other collateralized financing arrangements	70,670
Financial instruments owned, at fair value ($18,456 million pledged as collateral)	52,023
Securities received as collateral, at fair value	1,619
Accrued interest receivable	233
Other assets	291
Total Assets	129,101

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	1,479
Payables to brokers, dealers and other institutions	2,222
Payables to customers	1,947
Securities sold under agreements to repurchase and other collateralized financing arrangements	95,378
Financial instruments sold, but not yet purchased, at fair value	19,040
Obligation to return securities received as collateral, at fair value	1,619
Accrued interest payable	108
Other liabilities	815
Subordinated liabilities	150
Total Liabilities	122,758
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	1,615
Retained earnings	4,728
Total Stockholder's Equity	6,343
Total Liabilities and Stockholder's Equity	129,101

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company"), is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Group Holdings Corporation, which is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). RBSSI is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, asset-backed, corporate debt, and equity securities and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI also trades over-the-counter options on U.S. Treasury securities. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations, provision for losses that may arise from litigation or regulatory matters, and other items that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

This statement of financial condition includes the accounts of RBSSI and all entities in which the Company holds a controlling financial interest, including variable interest entities ("VIEs"). A VIE is consolidated by its primary beneficiary, which is the party who holds power over the activities which most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI considers all facts and circumstances when determining whether the Company holds a controlling financial interest in a VIE. The Company reassesses its involvement with VIEs at each reporting date to determine whether consolidation is required. In most cases, it is qualitatively clear based on the extent of the Company's involvement with the VIE that RBSSI is or is not the primary beneficiary.

Cash and Cash Equivalents

RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), net receivables arising from unsettled trades, receivables related to futures contracts and unsecured lendings. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), net payables arising from unsettled trades, payables related to futures contracts, equity security related transactions and unsecured borrowings.

Continued

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("fails-to-deliver"), receivables due from customers on cash and margin transactions for futures contracts and equity securities. Payables to customers include amounts payable for securities not received by the Company from a customer by the settlement date ("fails-to-receive") and payables due to customers on cash and margin transactions for futures contracts and equity security related transactions.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company provides for Receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible.

Securitization Activities

RBSSI securitizes mortgage backed securities and records the transfer as a sale when RBSSI has ceded control over the transferred assets and does not consolidate the transferee. RBSSI relinquishes control when: 1) the assets are legally isolated from RBSSI, its affiliates, and its creditors; 2) the transferee entity can pledge or exchange the financial assets or, if the transferee is a structured financing vehicle, its investors can pledge or exchange their interests; and 3) RBSSI does not maintain effective control through an agreement to repurchase the assets before their maturity nor have the ability to unilaterally cause the holder to return the assets. When a transfer of assets does not meet the criteria of a sale, the transfer is accounted for as collateralized financing.

RBSSI may retain, among other items, residual securities, interest only strips, and one or more subordinate or senior tranches, all of which are retained interests in the securitized assets. These retained interests are recorded in financial instruments owned, at fair value in the statement of financial condition. In the absence of quoted market prices, RBSSI estimates the fair value of retained interests using observable market data or management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves.

Collateralized Financing Arrangements

Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. Principal and accrued interest amounts are presented on a net-by-counterparty basis under master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Most collateralized financing arrangements terminate prior to the maturity date of the underlying collateral received or pledged. However, in certain situations, RBSSI may enter into agreements where the termination date of the collateralized financing arrangement effectively matches the maturity date of the underlying security received or pledged. These are referred to as "repo to maturity" or "reverse repo to maturity" transactions. These transactions involve high quality, liquid securities such as U.S. Government securities. In a repo to maturity transaction, RBSSI is deemed to have relinquished control of the transferred securities and accordingly accounts for the transfer as a sale. RBSSI removes the transferred securities from financial instruments owned, at fair value and does not recognize the related obligation to repurchase the securities. Reverse repo to maturity transactions are accounted for as purchases and the securities received under the agreement are recorded in financial instruments owned, at fair value. As of December 31, 2012, the

Continued

Company had $25 million in repo to maturity transactions and $930 million in reverse repo to maturity transactions.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Securities subject to these arrangements are principally listed equities. Interest is accrued at the stipulated contract rate. It is RBSSI's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

In certain instances, RBSSI may transfer an asset and enter into a repurchase financing contemporaneously, or in contemplation of the initial transfer. The two transactions are evaluated together as a linked transaction, unless certain criteria are met. If the criteria are met as defined by relevant accounting standards, the initial transfer and repurchase financing are not evaluated as a linked transaction.

Fair Value Measurements
Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value option permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value, at specified election dates.

Control Environment
The control environment for the determination of the fair value of financial instruments includes formalized protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Company ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification ("IPV") process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in light of available pricing evidence.

The minimum frequency of review in the Company is monthly. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

The Company's Price Verification committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions including market risk and finance.

Valuation models are subject to a review process which requires different levels of models documentation, testing and review, depending on the complexity of the model and the size of the Company's exposure. A key element of the control environment for model use in RBS is the Modeled Product Review Committee, made up of experts from several functions within RBS. This committee sets the policy for model documentation,

Continued

testing and review, and prioritizes models with significant exposure for review by RBS' Quantitative Research Center ("QuaRC"). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modeling approaches.

Valuation Hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability, and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Securities transactions in the forward market, when-issued transactions and to-be-announced transactions are recorded in the statement of financial condition on a settlement-date basis. The mark-to-market values of

these transactions are recorded in the statement of financial condition from trade date through settlement date, and are accounted for as derivatives.

RBSSI's derivative instruments include interest rate and foreign currency contracts. The fair value of derivative instruments are reported in Financial instruments owned, at fair value or Financial instruments sold, but not yet purchased, at fair value in the statement of financial condition on trade date as an asset or liability. Derivative instruments are marked-to-market daily and are recorded on a net-by-counterparty basis or net-against-cash collateral basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements.

Litigation and Other Matters

RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in Other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes

RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. A tax benefit is recognized if a position is more likely than not to be sustained.

RBSSI is included in the consolidated U.S. Federal and certain combined state income tax returns of RBSHI's U.S. holding company parent, NatWest Group Holdings Corporation. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. In accordance with a tax-sharing agreement with RBSHI, the provision for income taxes reflected in the financial statements is an allocation of RBSSI's share of its parent's federal and state tax liability and the resulting balances are settled regularly with RBSHI on a monthly basis.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Deferred Compensation Plan

The 2010, 2011 and 2012 Deferred Compensation Plans affect all employees of RBS, including employees of the Company. The Deferred Compensation Plans require that a predefined percentage of the award per individual be deferred over a period of up to 39 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Any deferred portion yet to be released is subject to forfeiture in accordance with non-compete provisions and may be subject to clawback, as defined in the Deferred Compensation Plans, at the discretion of the RBS Board of Directors' Remuneration Committee.

Continued

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, RBSSI estimates the fair value of each payment by estimating fair value of the RBS debt and utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any appreciation or depreciation in the value of the RBS equity shares, respectively. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to depreciation in RBS equity shares are accounted for as a distribution. RBSSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical employee experience to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate. Interest on RBS debt is accrued at stipulated rates.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board, ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements", which clarifies when an entity has maintained effective control over a transferred asset that is subject to a repurchase agreement. ASU 2011-03 removes the criterion requiring the transferor to have the ability to repurchase or redeem the transferred financial assets on substantially the agreed terms, even in the event of default by the transferee and also removes the related implementation guidance on collateral maintenance. The Company adopted the ASU on January 1, 2012. The application of this new guidance did not materially impact the Company's statement of financial condition.

In May 2011, the FASB issued ASU 2011-04 "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The update provides clarifications to existing fair value measurement guidance and introduces new disclosure requirements. The Company adopted ASU 2011-4 on January 1, 2012. The implementation of the ASU resulted in enhanced disclosures but did not materially impact the Company's statement of financial condition.

In December 2011, the FASB issued ASU 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities" as amended by ASU 2013-1 "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". This update establishes new offsetting disclosures to enable financial statement users to reconcile the largest quantitative difference between balance sheets prepared under US GAAP and those prepared under International Financial Reporting Standards ("IFRS"). All financial instruments that are subject to an enforceable master netting arrangement or similar agreement are affected by new requirements, regardless of whether they are offset in accordance with the offsetting rules. The existing US GAAP guidance on offsetting remains unchanged. The ASU will be effective for periods beginning on or after January 1, 2013. The update will result in additional disclosures but will not materially impact the Company's statement of financial condition.

3. <u>Cash and Securities Segregated Under Federal and Other Regulations</u>

Cash and cash equivalents valued at approximately $196 million at December 31, 2012 were in segregation accounts in accordance with the Commodities Exchange Act. RBSSI also had $1,284 million of cash and cash equivalents on deposit with the Chicago Mercantile Exchange.

At December 31, 2012, financial instruments owned with a fair value of $445 million and securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $426 million were in segregation accounts in accordance with SEC rules.

There was no withdrawal or deposit made on January 3, 2013 pursuant to SEC Rule 15c3-3.

4. Receivables and Payables to/from brokers, dealers and other institutions

The following table represents RBSSI's receivables and payables to/from brokers, dealers and other institutions as of December 31, 2012:

	Assets $m	Liabilities $m
Unsettled trades	-	1,033
Securities failed-to-deliver/receive	897	774
Unsecured lendings/borrowings	497	46
Margin deposits	225	369
	1,619	2,222

5. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2012:

	Assets $m	Liabilities $m
U.S. Government obligations	19,797	15,878
Non U.S. Government obligations	61	13
U.S. Government Agency obligations	26,069	1,441
Corporate debt securities	2,709	1,639
Residential mortgage-backed securities (1)	1,071	-
Commercial mortgage-backed securities	951	-
Other debt securities (2)	1,288	-
Equities	12	-
Derivative contracts	65	69
	52,023	19,040

(1) Includes assets of consolidated VIEs of $217m
(2) Includes assets of consolidated VIEs of $271m

Securities Received as Collateral, at Fair Value

In transactions where RBSSI acts as the net lender in a securities exchange and receives securities that can be pledged or sold as collateral, the Company recognizes an asset in Securities received as collateral, at fair

Continued

value in the statement of financial condition representing the securities received and a liability for the same amount in Obligation to return securities received as collateral, at fair value of the securities received in the statement of financial condition. At December 31, 2012, the fair value of securities received was $1,619 million substantially all of which has been delivered against securities sold short or repledged by RBSSI.

Derivative Instruments
The Company enters into derivative contracts in connection with its trading activities for risk management purposes and to facilitate client transactions. The Company does not have derivatives designated as hedging instruments. The Company manages the risk associated with its trading activities on a Company-wide basis and a product basis. See Note 7 for the Company's Risk Management procedures.

The following table sets forth the fair value and notionals of the Company's derivative instruments by major product type as of December 31, 2012. These amounts are recorded in the Financial instruments owned/sold, but not yet purchased, at fair value lines in the statement of financial condition.

	Derivative Assets		Derivative Liabilities	
	Fair Value $m	Notional $m	Fair Value $m	Notional $m
Interest Rate	207	145,351	210	109,681
Foreign Currency	-	18	1	117
Total Derivatives	207	145,369	211	109,798
Counterparty Netting	(142)	-	(142)	-
Total	65	145,369	69	109,798

6. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, RBSSI separates Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value into two categories: cash securities (primarily U.S. Government obligations, Non U.S. Government obligations, U.S. Government Agency obligations, Corporate debt securities, Residential mortgage-backed securities, Commercial mortgage-backed securities, Other debt securities, and Equities) and derivative contracts. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation techniques applied to assets and liabilities measured at fair value on a recurring basis, including the general classification of the instruments pursuant to the fair value hierarchy.

Cash Securities
RBSSI's cash securities are generally classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include U.S. government obligations and active listed equities. Such instruments are generally classified as Level 1. The types of instruments that have significant model inputs all of which are

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observable or trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include other government securities, U.S. government agency, certain private label mortgage backed securities, and corporate bonds. Such instruments are generally classified as Level 2 of the fair value hierarchy. Certain cash securities are classified within Level 3 of the fair value hierarchy because their valuations require inputs that are unobservable and significant to the overall fair value. Such instruments include certain residual interests in securitizations, mostly collateralized loan obligations ("CLO") and other asset-backed securities.

Derivatives
Derivatives can be exchange-traded or over-the-counter ("OTC"). Exchange traded derivatives and To-Be-Announced securities typically fall within Level 1 of the fair value hierarchy since they are based on unadjusted quoted prices in actively traded markets. The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. OTC derivatives are classified as Level 2 of the fair value hierarchy since the significant inputs can be corroborated with market evidence. The fair values of derivative instruments negotiated in the OTC markets such as interest rate and other swaps, forwards and certain option contracts are based on dealer price quotations or pricing models which consider, among other factors, contractual terms, market prices, yield and credit curves, measures of volatility, prepayment rates and the correlations of such inputs.

Other Collateralized Financing Arrangements
Other collateralized financing arrangements contain certain beneficial interests issued by consolidated VIEs which are measured at fair value on a recurring basis. The fair value of beneficial interests issued by consolidated VIEs is estimated based on the fair value of the underlying assets held by the VIEs. Where the valuation is based on observable market data, the interests are classified as Level 2 of the valuation hierarchy. When significant inputs to the valuation model are unobservable, the interests are classified as Level 3.

The following tables present RBSSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 by financial statement line item caption, type of instrument, and level within the fair value hierarchy.

Assets and Liabilities measured at fair value on a recurring basis at December 31, 2012:

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets				
Securities segregated under federal and other regulations (1)	445	-	-	445
Financial instruments owned, at fair value:				
Cash securities				
U.S. Government obligations	19,797	-	-	19,797
Non U.S. Government obligations	1	60	-	61
U.S. Government Agency obligations	3,115	22,954	-	26,069
Corporate debt securities	16	2,688	5	2,709
Residential mortgage-backed securities (2)	-	1,063	8	1,071
Commercial mortgage-backed securities	-	949	2	951
Other debt securities (3)	-	864	424	1,288
Equities	2	2	8	12
Total cash securities	22,931	28,580	447	51,958
Derivative assets				
Interest rate	59	6	-	65
Total derivative assets	59	6	-	65
Total financial instruments owned, at fair value:	22,990	28,586	447	52,023
Securities received as collateral, at fair value (4)	1,619	-	-	1,619
Total assets at fair value	25,054	28,586	447	54,087

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Liabilities				
Securities sold under agreements to repurchase and other collateralized financial arrangements (5)	-	488	-	488
Financial instruments sold, not yet purchased, at fair value				
Cash Securities				
U.S. Government obligations	15,878	-	-	15,878
Non U.S. Government obligations	-	13	-	13
U.S. Government Agency obligations	1,423	18	-	1,441
Corporate debt securities	2	1,637	-	1,639
Total cash securities	17,303	1,668	-	18,971
Derivative liabilities				
Interest rate	64	4	-	68
Foreign currency	-	1	-	1
Total derivative liabilities	64	5	-	69
Total financial instruments sold, not yet purchased, at fair value	17,367	1,673	-	19,040
Obligation to return securities received as collateral, at fair value (4)	1,619	-	-	1,619
Total liabilities at fair value	18,986	2,161	-	21,147

(1) This population consists entirely of U.S. Government obligations.
(2) Includes assets of consolidated RMBS VIE that are Level 2 of the fair value hierarchy.
(3) Includes assets of consolidated CLO VIE that are Level 3 of the fair value hierarchy.
(4) Population consists of listed equity securities and U.S. Government obligations.
(5) Population consists of non-recourse financing to the consolidated VIEs.

Continued

Level 3 Financial Assets and Liabilities
Level 3 assets include instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. While RBSSI's fair value estimates of Level 3 instruments utilized observable inputs where available, the valuation included significant management judgment in determining the relevance and reliability of market information considered.

The disclosure below provides information on the valuation techniques, significant unobservable inputs and the ranges for each major category of Level 3 assets measured at fair value on a recurring basis.

	Level 3 $m	Valuation Technique(s)	Significant Unobservable Input(s) [(1)]	Range [(2)]
Corporate debt securities	5	Cash Flow Analysis	Recovery Rates	50 to 100%
Residential mortgage-backed securities	8	Cash Flow Analysis	Constant Prepayment Rate	0 to 10%
			Constant Default Rate	0 to 30%
			Loss Severity	25 to 100%
Commercial mortgage-backed securities	2	Cash Flow Analysis	Constant Default Rate	2 to 15%
			Loss Severity	30 to 60%
Other debt securities [(3)]	424	Cash Flow Analysis	Constant Prepayment Rate	0 to 40%
			Constant Default Rate	0 to 30%
			Loss Severity	25 to 100%
Equities	8	Cash Flow Analysis	Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	1 to 10 times
Level 3 Financial instruments owned, at fair value	447			

[(1)] Significant increase/decrease in the unobservable input in isolation may result in a significantly higher/lower fair value measurement. Significant changes in credit correlation may result in a significantly higher or lower fair value measurement. There are no predictable relationships between the significant unobservable inputs.
[(2)] The ranges of significant unobservable inputs are represented in annual percentages.
[(3)] Primarily includes collateralized loan obligations and other asset backed securities.

During the year, the Company reclassified approximately $19 million of derivative assets and approximately $4 million of derivative liabilities from Level 1 to Level 2 due to less price transparency. There were no Level 3 cash securities liabilities or Level 3 derivatives.

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets that are not measured at fair value, including their classification in the fair value hierarchy.

	Carrying Value	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m
Assets					
Cash and cash equivalents	241	241	-	-	241
Cash segregated under federal and other regulations	1,480	1,480	-	-	1,480
Securities purchased under agreements to resell and other collateralized financing arrangements	70,670	-	70,671	-	70,671
Liabilities					
Short-term borrowings	1,479	-	1,479	-	1,479
Securities sold under agreements to repurchase and other collateralized financing arrangements	94,890	-	94,889	-	94,889
Subordinated liabilities	150	-	165	-	165

7. Risk Management

As a major participant in the government securities, credit and asset-backed markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, require that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Governance and Control Committee, Asset and Liability Committee, Complex Structured Transaction Committee, Suitability Committee, the Equity and Fixed Income Underwriting Committees, Independent Price Verification Committee, the New Product Risk Assessment ("NPRA") Process and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price or yield volatility of the underlying instrument imputed from option prices), or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates as well as the interrelationships between the Company's financial instruments owned and sold, but not yet purchased.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception and on an ongoing basis, and requiring collateral to be deposited with the Company when deemed necessary. Collateral held is generally in the form of U.S. Government securities and U.S. Government Agency securities, other qualifying financial instruments, or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers, insurance companies and mortgage bankers. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2012, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 88% of the Company's Financial instruments owned, at fair value. At December 31, 2012, approximately 89% of the Company's Securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, testing of key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and information systems that monitor and track operational risk events. New products are risk assessed and approved via the NPRA Process.

Continued

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

8. Short-term Borrowings

In addition to obtaining short-term financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from The Royal Bank of Scotland plc and RBSHI. At December 31, 2012, RBSSI had the following short-term liabilities set forth below with maturities of three months or less:

	$m	Weighted Average Interest Rates
The Royal Bank of Scotland plc	1,160	0.37%
RBS Holdings USA Inc.	319	0.35%
Total short-term borrowings	1,479	

Of the above amounts, $319 million is repayable on demand.

9. Subordinated Liabilities

At December 31, 2012, RBSSI has a junior subordinated revolving credit note of $150 million issued to The Royal Bank of Scotland plc with a weighted average interest rate of 6.69%.

The revolving subordinated note agreement has interest rates that fluctuate with LIBOR rates and matures in December 2014. Under the terms of the agreement, RBSSI must be in compliance with various covenants, as defined in the junior subordinated revolving credit agreement.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") and the CME Group and is available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowing is required for RBSSI's continued compliance with minimum net capital requirements, it may not be repaid.

10. Commitments and Contingencies

Leases and Related Commitments

RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2017.

Minimum future rental commitments, net of minimum sublease rentals, under non-cancelable operating leases are set forth as follows:

	$m
2013	3
2014	2
2015	2
2016	1
2017 and thereafter	-
Total	8

Securities and Other Financial Instruments Sold, but Not Yet Purchased

Securities and other financial instruments sold, but not yet purchased, represent obligations of RBSSI to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized in the statement of financial condition. The ultimate gain or loss is dependent upon the prices at which the underlying financial instruments are purchased to settle RBSSI's obligations under the sale commitments.

Borrow versus Pledge

In transactions where RBSSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2012, RBSSI had pledged securities with a fair value of approximately $3,494 million against borrowed securities with a fair value of approximately $3,446 million.

Forward Financing Arrangements

In connection with its financing activities, including bonds borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $1,762 million and had commitments to enter into future collateralized borrowings of $8,470 million as of December 31, 2012. All such commitments mature within one year and have stated terms, some of which may be subject to change prior to the effective date.

Letters of Credit

At December 31, 2012, the Company was contingently liable for approximately $2 million of letters of credit issued by third party banks and $10 million issued by The Royal Bank of Scotland plc on the Company's behalf to satisfy various collateral and margin deposit requirements related to clearing.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2012 and subsequently settled had no material impact on the statement of financial condition at that date.

Continued

Litigation
RBSSI is party to legal proceedings, investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and for which a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2012.

The material legal proceedings and investigations are described below. If any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's net assets, operating results, or cash flows in any particular period.

Litigation Matters
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, RBSSI has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

To date, RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than $85 billion of mortgage-backed securities ("MBS") issued primarily from 2005-2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBSSI has been named as a defendant in more than 45 lawsuits brought by purchasers of MBS and collateralized debt obligations ("CDOs"), including the purported class actions identified below.

Among the MBS lawsuits are six cases filed on September 2, 2011 by the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit is pending in federal court in Connecticut, and it relates to approximately $32 billion of MBS for which RBSSI acted as lead underwriter or co-lead underwriter. The defendants' motion to dismiss FHFA's amended complaint in this case is pending, but the court has permitted discovery to commence. FHFA has also filed five separate

lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura) in which RBSSI is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Other MBS lawsuits against RBSSI include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union), six cases filed by the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank and Strategic Capital Bank) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBSSI is a defendant include *New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland PLC et al.*; *New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.*; *In re IndyMac Mortgage-Backed Securities Litigation*; *Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.* (the "Thornburg Litigation"); and *Luther v. Countrywide Financial Corp. et al.* and related cases. On February 25, 2013, the federal district court overseeing the "Thornburg Litigation" entered a final order approving a settlement of the litigation, involving an $11.25 million payment by the defendants which is appropriately reflected in this statement of financial condition.

Certain other institutional investors have threatened to bring claims against RBSSI and affiliates in connection with various mortgage-related offerings. RBSSI cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material to RBSSI's net assets, operating results, or cash flows in any particular period.

In many of these actions, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities. Also, the Chapter 11 Trustee in the bankruptcy of TMST, Inc. (formerly known as Thornburg Mortgage, Inc.) filed an adversary proceeding in Bankruptcy Court against several financial institutions, including RBSSI and affiliates, seeking recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Additionally, RBS and certain of its subsidiaries, including RBSSI in some instances, were named as defendants in class actions and individual claims filed in the US with respect to the setting of the London Interbank Offered Rate ("LIBOR"). The operative complaints in these matters are substantially similar and allege that RBS and certain of its subsidiaries and other LIBOR panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Continued

With respect to the current claims described above, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

RBSSI cannot predict the outcome of these cases at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on RBSSI's financial position.

Regulatory Matters
RBSSI and its affiliates are also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations relating to, among other things, mortgage-backed securities, CDOs, and synthetic products. In connection with these inquiries, RBSSI and its affiliates have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of mortgage loans, sponsorship and underwriting of securitizations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by RBSSI during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitizations underwritten in 2007 and is continuing.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitizations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBSSI and its affiliates completed their production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitization transaction. In May 2011, at the New York State Attorney General's request, representatives of RBSSI attended an informal meeting to provide additional information about the mortgage securitization business. The investigation is ongoing and RBSSI and its affiliates continue to provide requested information.

In September 2010, RBSSI and its affiliates received a request from the Nevada State Attorney General requesting information related to securitizations of mortgages issued by three specific originators. On October 23, 2012, an Assurance of Discontinuance between RBS Financial Products Inc. and the State of Nevada was filed in Nevada state court which resolved the investigation as to RBS. Pursuant to the Assurance of Discontinuance, RBS Financial Products Inc. was required to and has made payments totaling $42.5 million.

On February 6, 2013 RBS announced a settlement with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice in relation to investigations into submissions, communications and procedures around the setting of the LIBOR. RBS agreed to pay penalties of £87.5 million, $325 million and $150 million to these

Continued

authorities respectively to resolve the investigations. As part of the agreement with the Department of Justice, The Royal Bank of Scotland plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. This settlement had no impact on the statement of financial condition of RBSSI.

RBS and its subsidiaries, including RBSSI, continue to cooperate with investigations by various other governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, including authorities in the US and Asia. RBS is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on RBS and its subsidiaries including the timing and amount of further fines or settlements.

At this time, RBSSI is fully cooperating with each of these investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

11. Guarantees

In the normal course of its business, RBSSI may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of Guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts

From time to time, RBSSI may enter into various derivative contracts that meet the definition of a guarantee. These derivative contracts include certain written bond put options, written foreign exchange options, and written interest rate options. At December 31, 2012, RBSSI was not party to any derivative contracts that met or potentially met the definition of a guarantee.

Indemnifications

RBSSI provides representations and warranties to counterparties in connection with, among other things, certain asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2012 related to these indemnification arrangements.

Continued

Other Guarantees
RBSSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2012 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

12. Income Taxes

RBSSI's deferred income taxes arise principally from liabilities not currently deductible, partnership and other investment activity, REMIC residuals, net operating losses and tax credits. RBSSI has state net operating loss carry forwards of $2 million expiring in various years through 2027 and tax credits of $51 million expiring in various years through 2017.

At December 31, 2012, the amount payable to RBSHI for income taxes was approximately $14 million and is included in Other liabilities.

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	45
Gross Increases - Tax Positions in Prior Period	1
Gross Decreases - Tax Positions in Prior Period	(1)
Gross Increases - Tax Positions in Current Period	3
Lapse of Statute of Limitations	(1)
Settlement	(24)
Unrecognized tax benefits - ending balance	23

As of December 31, 2012, RBSSI has approximately $23 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $16 million (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax provisions amounted to $6 million as of December 31, 2012.

RBSSI is under audit in several jurisdictions. The IRS audit for tax years 2006 through 2008 closed in 2012 with no material changes to the statement of financial condition. The IRS audit for tax years 2009 and 2010 commenced in 2012. As a part of a combined tax return, RBSSI is under audit in the state of California for 2006 and 2007. Management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2009 and forward.

13. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2012, RBSSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities received as collateral at December 31, 2012 was approximately $72,009 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2012, substantially all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

RBSSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2012:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	18,456
Did not have the right to deliver or repledge	28,947

14. Securitization Transactions

RBSSI regularly creates or transacts with special-purpose entities ("SPEs"). These SPEs are an essential part of RBSSI's securitization and structured finance businesses. The primary uses of SPEs are to obtain sources of liquidity for RBSSI and its clients through securitization vehicles; to create investment products for clients; or to provide asset-based financing to clients. RBSSI may perform various functions, including being the seller, structurer, or underwriter in securitization transactions. RBSSI may also make a market in the issued securities on an on-going basis. RBSSI securitizes mortgage-backed securities and U.S. Government Agency collateralized mortgage obligations. RBSSI has classified these securitization activities into U.S. Agency, Consumer (including Residential Mortgages), and Commercial.

RBSSI may retain interests in securitized financial assets in the form of senior or subordinated securities or as residual interests in the SPEs established to facilitate the securitization. All other securities or beneficial interests are sold to investors. Retained interests in securitizations are generally not held by RBSSI to maturity and are typically sold after the settlement of the securitization. Retained interests may be subordinated to other investors' interests. Third party investors and securitization trusts have no recourse to RBSSI's other assets for failure of debtors to perform on the securitized loans or securities, which effectively transfers the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interests varies and is subject to credit, interest rate, prepayment and other risks of the transferred assets. In the ordinary course of business, RBSSI does not provide any other financial support to the SPEs other than by holding these retained interests.

Continued

Transferred assets are accounted for at fair value prior to securitization. RBSSI derecognizes financial assets transferred in securitizations, provided the Company has relinquished control over such assets. All retained interests are accounted for at fair value.

Securitizations
The following table summarizes selected cash flow information related to RBSSI's securitization transactions for the year ended December 31, 2012:

	U.S. Agency $m	Consumer $m
Proceeds from new securitizations	9,808	1,147
Cash flows from retained interests	111	2

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed for the year ended December 31, 2012 were as follows:

	U.S. Agency Retained Interest
Assumptions	
Prepayment speed	200 – 673 PSA[(1)]
Weighted average life	2 – 20 years
Cash flow discount rate	1 – 76%
Credit losses	N/A[(3)]

Consumer and Commercial retained interest were immaterial.

Continued

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2012, the key economic assumptions used to determine the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions:

	U.S. Agency Retained Interest $m
Assumptions/Impact on Fair Value	
Fair value of retained interests at December 31, 2012	$635
Prepayment speed	7 – 23% CPR[2]
Impact on fair value of 10% adverse change	$2
Impact on fair value of 20% adverse change	$3
Weighted average life	0 – 20 years
Cash flow discount rate	1 – 43%
Impact on fair value of 10% adverse change	$10
Impact on fair value of 20% adverse change	$20
Credit losses	N/A[3]
Impact on fair value of 10% adverse change	N/A
Impact on fair value of 20% adverse change	N/A

(1) Refers to the Bond Market Association (formerly known as the Public Securities Association) prepayment model, which assumes increasing prepayment rates for the first 30 months of a mortgage's lifetime and constant rates thereafter.

(2) Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve.

(3) U.S. Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises ("GSEs"). These GSEs include Fannie Mae, Freddie Mac, and the Government National Mortgage Association ("Ginnie Mae"). Fannie Mae and Freddie Mac are federally regulated. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to the U.S. Government. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

Variable Interest Entities

In the normal course of business, RBSSI utilizes VIEs to facilitate mortgage and asset backed securitization transactions and other structured financing transactions. As discussed in Note 2, a VIE is required to be consolidated by the primary beneficiary, which is the party who holds power over the activities which most significantly impact the economic performance of the VIE and that party has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI consolidates all VIEs for which it is the primary beneficiary.

The assets and liabilities of consolidated VIEs generally cannot be removed unilaterally by the Company and the consolidated liabilities are non-recourse to RBSSI. Consolidated assets and liabilities are measured at fair value. As of December 31, 2012, RBSSI consolidated approximately $488 million of Residential mortgage backed securities and other asset backed securities under Financial instruments owned, at fair value and related liabilities under collateralized financing arrangements. These assets and liabilities are included in the fair value hierarchy and are classified as Level 2 or Level 3.

The Company also discloses the maximum exposure to loss where the Company has "significant" involvement in an unconsolidated VIE. The accounting literature does not define "significant" and, as such, judgment is required. The Company has defined "significant" to include retaining any beneficial interest that represents a material exposure to RBSSI. In various other transactions, RBSSI may act as underwriter or placement agent, or may make a market in debt securities or other instruments issued by VIEs. RBSSI generally does not consider such involvement, by itself, "significant".

The following table summarizes RBSSI's involvement with non-consolidated VIEs at December 31, 2012:

	US Agency $m
Total assets of unconsolidated VIEs	8,864
Maximum exposure to loss	635

Total assets of unconsolidated Consumer and Commercial VIEs and maximum exposure to loss were immaterial.

The carrying value of RBSSI's exposure to unconsolidated VIEs is equal to the maximum exposure to loss noted above.

15. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

Continued

At December 31, 2012, RBSSI had regulatory net capital of $3,788 million, which was $3,648 million in excess of its required minimum net capital of $140 million.

16. Employee Benefit Plan

Employees of RBSSI are eligible to participate in the RBS Americas Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. RBSSI matches a portion of each participant's contribution and makes an annual contribution in accordance with the Plan documents.

17. Related Party Transactions

In the normal course of business, RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. Certain RBSSI activities, primarily futures clearing operations, are guaranteed by National Westminster Bank Plc, an indirect, wholly owned subsidiary of RBS. The following table summarizes RBSSI's assets and liabilities as of December 31, 2012 with the affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	215
Securities purchased under agreements to resell and other collateralized financing arrangements	28,634
Financial instruments owned, at fair value	139
Accrued interest receivable	9
Other assets	100
Liabilities:	
Short-term borrowings	1,479
Payables to brokers, dealers and other institutions	1,819
Securities sold under agreements to repurchase and other collateralized financing arrangements	10,248
Financial instruments sold, but not yet purchased, at fair value	2
Accrued interest payable	2
Other liabilities	238
Subordinated liabilities	150

18. Subsequent Events

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 27, 2013, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 705 5455
www.deloitte.com

February 27, 2013

To the Board of Directors of RBS Securities Inc.:

In planning and performing our audit of the financial statements of RBS Securities Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP